State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 10/20/2020
FILED 03:16 PM 10/20/2020
SR 20207929700 - File Number 3927945

CERTIFICATE OF INCORPORATION

OF

I GOT IT HOLDINGS CORP.

ARTICLE I

The name of the corporation is I GOT IT HOLDINGS CORP. (the **"Corporation")**.

ARTICLE II

The Corporation's registered office in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. The Registered Agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 30,000 shares of capital stock, of which (i) 14,900 shall be designated **"Class A Common Stock"** and have a par value of $0.0001 per share, (ii) 100 shall be designated as a **"Class B Common Stock"** and have a par value of $0.0001 and (iii) 15,000 shall be designated **"Class C Common Stock"** and have a par value of $0.0001. The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A)   Common Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1.   *Class A Common Stock.*

   (a) General. The voting, dividend and liquidation and other rights of the holders of the Class A Common Stock are expressly made subject to and qualified by the rights of the holders of the Class B and Class C Common Stock set forth herein.

   (b) Voting Rights. Except as provided in the Delaware General Corporation Law, the holders of the Class A Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class A Common Stock shall, at all times vote together with the holders of Class B Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

   (c) Dividends. Each holder of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class B and Class C Common Stock.

   (d) Redemption. The shares of Class A Common Stock are not redeemable at the option of the holder thereof.

   (e) Equal Status. Except as expressly set forth herein, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B and Class C Common Stock.

   (f) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class A Common Stock will be entitled to receive, pro rata with the holders of the Class B and Class C Common Stock all assets of the Corporation available for distribution to its stockholders.

2.   *Class B Common Stock.*

   (a) General. The voting, dividend and liquidation and other rights of the holders of the Class B Common Stock are expressly made subject to and qualified by the rights of the holders of the Class A and Class C Common Stock set forth herein.

(b) <u>Voting</u>. Each holder of Class B Common Stock shall have the right to 1 vote per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class B Common Stock shall at all times vote together with the holders of Class A and Class C Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) <u>Dividends</u>. Each holder of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class A and Class C Common Stock.

(d) <u>Liquidation</u>. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class B Common Stock will be entitled to receive, pro rata with the holders of the Class A and Class C Common Stock, all assets of the Corporation available for distribution to its stockholders.

(e) <u>Subdivisions or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding Class A and Class C Common Stock, then the outstanding Class B Common Stock will be subdivided or combined in the same proportion and manner; provided, however, that the outstanding shares of Class B Common Stock shall not equal less than one whole share.

(f) <u>Equal Status</u>. Except as expressly set forth herein, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A and Class C Common Stock.

(g) <u>Redemption</u>. The shares of Class B Common Stock are not redeemable at the option of the holder thereof.

(h) <u>Automatic Conversion</u>. In the event that any holder of Class B Common Stock transfers any such shares of Class B Common Stock (such transferred shares, **"Class B Common Transfer Shares"**), then each Class B Common Transfer Share shall automatically, and without any further action on the part of such holder, be converted into an equal number of fully paid and nonassessable shares of Class A Common Stock, effective upon, subject to, and concurrently with the consummation of such transfer of Class B Common Transfer Shares; provided, however, that notwithstanding the foregoing, (i) at least one share of Class B Common Stock shall remain outstanding and shall be held by the initial holder thereof or by (A) such holder's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the holder, or (C) an affiliate entity controlled by, controlling, or under common control of the such holder and (ii) this Section 2(h) shall not apply to any transfer of Class B Common Shares made either during the transferor's lifetime or by will or intestacy to (A) the transferor's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the transferor, or (C) an affiliate entity controlled by, controlling, or under common control of the transferor.

3. *Class C Common Stock.*

(a) <u>General</u>. The voting, dividend and liquidation and other rights of the holders of the Class C Common Stock are expressly made subject to and qualified by the rights of the holders of the Class A and Class B Common Stock set forth herein.

(b) <u>Voting Rights</u>. Except as provided in the Delaware General Corporation Law, the holders of the Class C Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class C Common Stock shall, at all times vote together with the holders of Class B Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) <u>Dividends</u>. Each holder of Class C Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class A and Class B Common Stock.

(d) <u>Redemption</u>. The shares of Class C Common Stock are redeemable at the option of the Class C holder's investment at terms specified by the Board of Directors. The Corporation may issue Class C Common Stock subsequently, and each issuance will bear a similar redemption feature.

(e) <u>Equal Status</u>. Except as expressly set forth herein, Class C Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A and Class B Common Stock.

(f) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class C Common Stock will be entitled to receive, pro rata with the holders of the Class A and Class B Common Stock all assets of the Corporation available for distribution to its stockholders.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   No director of the Corporation will be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; except to the extent exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. Neither the amendment or repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, will apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

(B)   The Corporation will, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses (including attorneys' fees), liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor thereto). Notwithstanding the foregoing sentence and except with respect to proceedings to enforce rights to indemnification, the Bylaws may provide that the Corporation will indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VII will be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

ARTICLE VIII

The name and the mailing address of the incorporator is as follows:

Joseph A. De Perio
c/o I Got It Holdings Corp.
400 Crossing Boulevard
PO Box 5933
Bridgewater, NJ 08807

Executed on October _20_ 2020

_____
Joseph A. De Perio, Incorporator



I Got It

I Got It LLC | 400 Crossing Blvd | P.O. Box 5933 | Bridgewater, NJ 08807

CONSENT OF

IGOT IT! HOLDINGS, L.L.C

UNDER 8 Del. C. §102(a) (1)

TO USE OF SIMILAR NAME

Pursuant to 8 Del. C. §102(a) (1) IGOT IT! HOLDINGS, L.L.C hereby consents to the registration with the Secretary of State of the State of Delaware of I Got It Holdings Corp., a corporation to be formed under the laws of the State of Delaware, and the use of the name I Got It Holdings Corp. by said corporation.

IGOT IT! HOLDINGS, L.L.C

Nicole Johnson

By: Nicole Johnson

Authorized Person

Name:____________________

Dated: 10/19/2020



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT: 135810

Joseph De Perio
400 Crossing Boulevard, Po Box 5933
Bridgewater NJ 08807

October 26, 2020

RECEIPT:

I Got It Holdings Corp.
Delaware Division of Corporations file # 3927945
Record ID 440649

Service Provided:

Incorporation	$329.00
Federal Tax ID	$65.00
AMOUNT PAID:	**$394.00**

PAID IN FULL

***** Keep this receipt for your records *****